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                           April 22, 2024

       Kevin Beerman
       Executive Vice President and Chief Financial Officer
       CF Bankshares Inc.
       4960 E. Dublin Granville Road, Suite #400
       Columbus, Ohio 43081

                                                        Re: CF Bankshares Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 15,
2024
                                                            File No. 333-278682

       Dear Kevin Beerman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance